Exhibit 99.1

The Combined Guarantor Subsidiaries of

CBL & Associates Limited Partnership

The Combined Guarantor Subsidiaries of

CBL & Associates Limited Partnership

Condensed Combined Balance Sheets

(In thousands)

(Unaudited)

ASSETS	March 31, 2020	December 31, 2019
Real estate assets:
Land	$230,653	$229,423
Buildings and improvements	2,166,700	2,160,628
	2,397,353	2,390,051
Accumulated depreciation	(917,268)	(899,500)
	1,480,085	1,490,551
Developments in progress	11,697	14,503
Net investment in real estate assets	1,491,782	1,505,054
Cash and cash equivalents	1,849	6,456
Receivables:
Tenant	28,772	30,374
Other	902	1,496
Mortgage and other notes receivable	73,786	75,016
Intangible lease assets and other assets	39,879	38,717
	$1,636,970	$1,657,113

LIABILITIES AND OWNERS' EQUITY
Mortgage notes payable, net	$248,223	$249,879
Accounts payable and accrued liabilities	37,395	50,663
Total liabilities	285,618	300,542
Commitments and contingencies ( Note 6 and Note 10 )
Owners' equity	1,351,352	1,356,571
	$1,636,970	$1,657,113

The accompanying notes are an integral part of these condensed combined statements.

The Combined Guarantor Subsidiaries of

CBL & Associates Limited Partnership

Condensed Combined Statements of Operations

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2020	2019
REVENUES:
Rental revenues	$63,831	$71,272
Other	1,596	1,720
Total revenues	65,427	72,992

OPERATING EXPENSES:
Property operating	(10,773)	(11,208)
Depreciation and amortization	(21,864)	(24,101)
Real estate taxes	(6,602)	(6,801)
Maintenance and repairs	(4,621)	(4,756)
Loss on impairment	—	(22,770)
Total operating expenses	(43,860)	(69,636)

OTHER INCOME (EXPENSES):
Interest and other income	1,040	942
Interest expense	(3,772)	(3,985)
Gain on extinguishment of debt	—	61,796
Total other income (expenses)	(2,732)	58,753
Net income	$18,835	$62,109

The accompanying notes are an integral part of these condensed combined statements.

The Combined Guarantor Subsidiaries of

CBL & Associates Limited Partnership

Condensed Combined Statements of Owners' Equity

(In thousands)

(Unaudited)

Balance, January 1, 2019	$1,404,623
Net income	62,109
Contributions	17,363
Distributions	(41,658)
Noncash distributions	(8,835)
Balance, March 31, 2019	$1,433,602

Balance, January 1, 2020	$1,356,571
Net income	18,835
Contributions	32,814
Distributions	(56,868)
Balance, March 31, 2020	$1,351,352

The accompanying notes are an integral part of these condensed combined statements.

The Combined Guarantor Subsidiaries of

CBL & Associates Limited Partnership

Condensed Combined Statements of Cash Flows

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$18,835	$62,109
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,864	24,101
Net amortization of deferred financing costs, debt premiums and discounts	18	62
Net amortization of intangible lease assets and liabilities	(209)	(611)
Loss on insurance proceeds	—	64
Write-off of development projects	132	—
Loss on impairment	—	22,770
Gain on extinguishment of debt	—	(61,796)
Change in estimate of uncollectable rental revenues	1,377	584
Changes in:
Tenant and other receivables	820	(367)
Other assets	(954)	(632)
Accounts payable and accrued liabilities	(13,524)	(10,251)
Net cash provided by operating activities	28,359	36,033

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to real estate assets	(6,414)	(6,207)
Proceeds from insurance	—	367
Payments received on mortgage and other notes receivable	—	17
Changes in other assets	(66)	(313)
Net cash used in investing activities	(6,480)	(6,136)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on mortgage notes payable	(1,674)	(6,709)
Distributions to owners	(56,868)	(41,658)
Contributions from owners	32,814	17,363
Net cash used in financing activities	(25,728)	(31,004)

NET CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(3,849)	(1,107)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	10,590	13,020
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$6,741	$11,913

Reconciliation from condensed combined statements of cash flows to condensed combined balance sheets:
Cash and cash equivalents	$1,849	$8,057
Restricted cash (1):
Mortgage escrows	4,892	3,856
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$6,741	$11,913

SUPPLEMENTAL INFORMATION:
Cash paid for interest, net of amounts capitalized	$3,569	$3,375

(1)	Included in intangible lease assets and other assets in the condensed combined balance sheets.

The accompanying notes are an integral part of these condensed combined statements.

The Combined Guarantor Subsidiaries of

CBL & Associates Limited Partnership

Notes to Unaudited Condensed Combined Financial Statements

(Dollars in thousands)

Note 1 – Organization and Basis of Presentation

CBL & Associates Properties, Inc. (“CBL”), a Delaware corporation, is a self-managed, self-administered, fully-integrated real estate investment trust (“REIT”) that is engaged in the ownership, development, acquisition, leasing, management and operation of regional shopping malls, open-air and mixed-use centers, outlet centers, associated centers, community centers and office properties.  Its properties are located in 26 states, but are primarily in the southeastern and midwestern United States.

CBL conducts substantially all of its business through CBL & Associates Limited Partnership (the “Operating Partnership”), which is a variable interest entity ("VIE"). The Operating Partnership consolidates the financial statements of all entities in which it has a controlling financial interest or where it is the primary beneficiary of a VIE.

In January 2019, the Operating Partnership entered into a new $1,185,000 senior secured credit facility which replaced all of the Operating Partnership’s prior unsecured bank facilities. The secured credit facility is secured by 17 malls and 3 associated centers that are owned by 36 wholly owned subsidiaries of the Operating Partnership (collectively the “Combined Guarantor Subsidiaries”). The Combined Guarantor Subsidiaries own an additional four malls, two associated centers and four mortgage notes receivable that are not collateral for the secured credit facility. The properties that are collateral for the secured credit facility and the properties and mortgage notes receivable that are not collateral are collectively referred to as the “Guarantor Properties”. In addition to the secured credit facility, the Operating Partnership’s debt includes three separate series of senior unsecured notes (the “Notes”). Based on the terms of the Notes, to the extent that any subsidiary of the Operating Partnership executes and delivers a guarantee to another debt facility, the Operating Partnership shall also cause the subsidiary to guarantee the Operating Partnership’s obligations under the Notes on a senior basis. In January 2019, the Combined Guarantor Subsidiaries entered a guarantee agreement with the issuer of the Notes to satisfy the guaranty requirement. The guarantees related to the secured credit facility and the Notes expire upon maturity of the secured credit facility and repayment of the debt under the secured credit facility. The Combined Guarantor Subsidiaries maximum guarantee related to the secured credit facility is $1,185,000 as of March 31, 2020, and the maximum guarantee related to the Notes is $1,375,000 as of March 31, 2020.

The percentage of actual Guarantor Properties that are pledged as collateral on the secured credit facility in relation to the Combined Guarantor Subsidiaries as of and for the three months ended March 31, 2020 is shown in the table below:

	Assets	Liabilities	Revenue	Net Income
Guarantor Properties pledged as collateral on the secured credit facility	$1,310,359	$29,720	$51,217	$15,402
Combined Guarantor Subsidiaries	$1,636,970	$285,618	$65,427	$18,835

Guarantor Properties pledged as collateral on the secured credit facility as % of Combined Guarantor Subsidiaries	80.0%	10.4%	78.3%	81.8%

The Combined Guarantor Subsidiaries and Guarantor Properties consist of the following:

Combined Guarantor Subsidiaries	Guarantor Properties	Location
CW Joint Venture, LLC (1) Arbor Place Limited Partnership Multi-GP Holdings, LLC	Arbor Place (2) Greenbrier Mall (2) Park Plaza (2) Shoppes at St. Claire Square (2) St. Claire Square (2)	Douglasville, GA Chesapeake, VA Little Rock, AR Fairview Heights, IL Fairview Heights, IL
CBL/Westmoreland, L.P. CBL/Westmoreland I, LLC CBL/Westmoreland II, LLC CW Joint Venture, LLC Arbor Place Limited Partnership Multi-GP Holdings, LLC	Westmoreland Mall Westmoreland Crossing	Greensburg, PA Greensburg, PA
Cherryvale Mall, LLC	CherryVale Mall	Rockford, IL
Madison/East Towne, LLC Madison Joint Venture, LLC CBL/Madison I, LLC	East Towne Mall	Madison, WI
Frontier Mall Associates Limited Partnership Mortgage Holdings LLC (3)	Frontier Mall	Cheyenne, WY
JG Winston-Salem, LLC	Hanes Mall	Winston-Salem, NC
Imperial Valley Mall II, L.P. Imperial Valley Mall GP, LLC Imperial Valley Mall, L.P. CBL/Imperial Valley, GP, LLC	Imperial Valley Mall	El Centro, CA
Kirkwood Mall Acquisition LLC Kirkwood Mall Mezz LLC CBL/Kirkwood Mall, LLC	Kirkwood Mall	Bismarck, ND
Layton Hills Mall CMBS, LLC	Layton Hills Mall and Cinema Layton Hills Plaza Layton Hills Convenience Center	Layton, UT Layton, UT Layton, UT
Mall del Norte, LLC MDN/Laredo GP, LLC	Mall del Norte and Cinema	Laredo, TX
Mayfaire Town Center, LP Mayfaire GP, LLC	Mayfaire Town Center	Wilmington, NC
Mortgage Holdings, LLC (3)	Four mortgage notes receivable (2)	Chattanooga, TN
Hixson Mall, LLC	Northgate Mall	Chattanooga, TN
Pearland Town Center Limited Partnership Pearland Ground, LLC Pearland Town Center GP, LLC	Pearland Town Center - Retail Pearland Town Center - Office	Pearland, TX
POM-College Station, LLC Mortgage Holdings, LLC (3)	Post Oak Mall	College Station, TX
CBL RM-Waco, LLC CBL/Richland G.P., LLC	Richland Mall	Waco, TX
CBL SM - Brownsville, LLC CBL/Sunrise GP, LLC	Sunrise Mall	Brownsville, TX
Turtle Creek Limited Partnership Mortgage Holdings, LLC (3)	Turtle Creek Mall	Hattiesburg, MS
Madison/West Towne, LLC Madison Joint Venture, LLC CBL/Madison I, LLC	West Towne Mall	Madison, WI
Madison Joint Venture, LLC (4) CBL/Madison I, LLC	West Town Crossing (2)	Madison, WI

(1)	CW Joint Venture, LLC is a Guarantor Subsidiary because it is an entity in the ownership chain of Westmoreland Mall and Westmoreland Crossing.

(2)	Property/asset is not collateral on the secured credit facility.

(3)	Mortgage Holdings, LLC is a Guarantor Subsidiary because it is an entity in the ownership chains of Frontier Mall, Post Oak Mall and Turtle Creek Mall.

(4)	Madison Joint Venture, LLC is a Guarantor Subsidiary because it is an entity in the ownership chain of East Towne Mall and West Towne Mall.

Each of the Combined Guarantor Subsidiaries meet the criteria in Rule 3-10(f) of SEC Regulation S-X to provide condensed consolidating financial information as additional disclosure in the notes to the Operating Partnership’s condensed consolidated financial statements or within Management’s Discussion and Analysis which accompanies the condensed consolidated financial statements because each Combined Guarantor Subsidiary is 100% owned by the Operating Partnership, the guaranty issued by each Combined Guarantor Subsidiary is full and unconditional and the guaranty issued by each Combined Guarantor Subsidiary is joint and several. However, the Operating Partnership has elected to provide these condensed combined financial statements and accompanying notes for the Combined Guarantor Subsidiaries in lieu of including the condensed consolidating financial information in the notes to its condensed consolidated financial statements. These combined financial statements and notes are presented as an exhibit to the Operating Partnership's quarterly report on Form 10-Q for ease of reference.

The results for the interim period ended March 31, 2020 are not necessarily indicative of the results to be obtained for the full fiscal year.

COVID-19

The current novel coronavirus (“COVID-19”) pandemic has had, and likely will continue to have, repercussions across local, national and global economies and financial markets. COVID-19 has impacted all states where the Combined Guarantor Subsidiaries’ tenants operate their businesses or where their properties are located and measures taken to prevent or remediate COVID-19, including “shelter-in place” or “stay-at-home” orders or other quarantine mandates issued by local, state or federal authorities, have had an adverse effect on their business and the businesses of their tenants. The full extent of the adverse impact on, among other things, the Combined Guarantor Subsidiaries’ results of operations, liquidity (including their ability to access capital markets), the possibility of future impairments of long-lived assets, their compliance with debt covenants, their ability to renew and re-lease their leased space, the outlook for the retail environment, potential bankruptcies or other store closings and their ability to develop, acquire, dispose or lease properties for their portfolio, is unknown and will depend on future developments, which are highly uncertain and cannot be predicted. The Combined Guarantor Subsidiaries expect a material adverse impact on their revenues, results of operations, and cash flows for the year ended December 31, 2020. The situation is rapidly changing and additional impacts to the business may arise that the Combined Guarantor Subsidiaries are not aware of currently.

Liquidity and Going Concern Considerations

In accordance with the accounting guidance related to the presentation of financial statements, when preparing financial statements for each annual and interim reporting period, management evaluates whether there are conditions or events that, when considered in the aggregate, raise substantial doubt about the Combined Guarantor Subsidiaries’ ability to continue as a going concern within one year after the date that the financial statements are issued. In making its assessment, management considered the Combined Guarantor Subsidiaries’ current financial condition and liquidity sources, including current funds available, forecasted future cash flows and conditional and unconditional obligations due over the next twelve months.

As described above, the Operating Partnership’s senior secured credit facility and the Notes are secured by 17 malls and 3 associated centers that are owned by the Combined Guarantor Subsidiaries, which represent a substantial portion of the real estate assets owned by the Combined Guarantor Subsidiaries. At March 31, 2020, the Operating Partnership was in violation of a covenant under its senior secured credit facility, which provides that the Operating Partnership may not have more than $100,000 of cash on hand that constitutes borrowings on the secured line of credit. In March 2020, the Operating Partnership drew $280,000 from its secured line of credit and anticipated promptly purchasing $180,000 of U.S. Treasury securities, which would leave $100,000 of cash on hand from such borrowings. However, due to market conditions, the Operating Partnership was not able to purchase the U.S. Treasury securities promptly, which resulted in the Operating Partnership violating this covenant. Violation of this covenant provides the senior secured credit facility lenders with the option to accelerate the maturity of the senior secured credit facility. The administrative agent of the senior secured credit facility notified the Operating Partnership that it was in default and that the administrative agent and lenders reserve all rights and remedies under the senior secured credit facility. The lenders have not exercised their right to accelerate the maturity of the senior secured credit facility. In March 2020, the Operating Partnership used $154,228 to purchase U.S. Treasury securities and subsequent to March 31, 2020 utilized an additional $26,366 to fund April debt service payments and operating expenses, which reduced the amount of cash on hand that constitutes borrowings on the secured line of credit to less than $100,000. However, this did not cure the default per the terms of the senior secured credit facility. The Operating Partnership will pursue obtaining a waiver from the lenders. If the Operating Partnership is not able to obtain a waiver directly, then it will seek to obtain a waiver as part of the alternatives it is exploring, as described below.

The Operating Partnership has considered the projected impact of COVID-19 on its cash flows and its analysis of future compliance with the financial covenants and has determined that it is probable it will fail to meet the minimum debt yield covenant under the senior secured credit facility during third quarter of 2020, the fourth quarter of 2020 and the first quarter of 2021. The minimum debt yield covenant provides that the ratio of the adjusted net operating income, as defined, of the Guarantor Properties that secure the senior secured credit facility to the total outstanding balance on the senior secured credit facility must be greater than 10.0%. Violation of this covenant provides the lenders with the option to accelerate the maturity of the senior secured credit facility.  The Operating Partnership could remain in compliance with the debt yield covenant if it (i) added additional unencumbered assets to the collateral pool, subject to lender approval, which is not to be unreasonably withheld, (ii) paid down the amount of debt outstanding with projected available cash or (iii) negotiated a waiver of the covenant with the lenders.

Management of CBL has engaged Weil, Gotshal & Manges LLP and Moelis & Company LLC (the “Advisors”) to assist CBL in exploring several alternatives to reduce overall leverage and interest expense and to extend the maturity of its debt including (i) the senior secured credit facility, which includes a revolving facility with a balance of $675,925 and term loan with a balance of $456,250 as of March 31, 2020, that matures in July 2023 and (ii) the Notes with balances of $450,000, $300,000, and $625,000, as of March 31, 2020, that mature in December 2023, October 2024 and December 2026, respectively, as well as the cumulative unpaid dividends on CBL’s preferred stock and the special common units of limited partnership interest in the Operating Partnership. The Advisors recently commenced discussions with advisors to certain holders of the Notes and the credit committee of the senior secured credit facility. Management of CBL may pursue a comprehensive solution that includes a potential exchange of debt with the holders of the Notes, addressing the preferred stock of CBL and the special common units of limited partnership interest in the Operating Partnership, amendments to the financial covenants under the senior secured credit facility and the Notes and other options that may result in the reorganization of CBL and the Operating Partnership.

As described in Note 12 – Subsequent Events , the Operating Partnership elected to not make the $11,813 interest payment due and payable on June 1, 2020, with respect to its 5.25% senior unsecured notes due 2023 (the “2023 Notes”) (the “Interest Payment”). Under the indenture governing the 2023 Notes, the Operating Partnership has a 30-day grace period to make the Interest Payment before the nonpayment is considered an event of default with respect to the 2023 Notes. Any event of default under the 2023 Notes for nonpayment of the Interest Payment would also be considered an event of default under the Operating Partnership’s senior secured credit facility, which could lead to an acceleration of amounts due under the facility. Further, if the trustee for the 2023 Notes should exercise its right to accelerate the maturity of the full balance owed on the 2023 Notes as a result of such an event of default, that would also constitute an event of default under the Operating Partnership’s 4.60% senior unsecured notes due 2024 and the Operating Partnership’s 5.95% senior notes due 2026, which could lead to the acceleration of all amounts due under those notes. The Operating Partnership has elected to enter the 30-day grace period with respect to the Interest Payment in order to advance discussions with its lenders and explore alternative strategies. The Operating Partnership was notified by the administrative agent of the senior secured credit facility that the failure to make the Interest Payment constitutes a default under the senior secured credit facility and that, if not cured within the applicable 30-day grace period, it will be an event of default under the senior secured credit facility. The Operating Partnership could prevent an event of default if it paid the Interest Payment prior to the expiration of the 30-day grace period or if it reached an alternative arrangement with the holders of the 2023 Notes.

Given the impact of the COVID-19 pandemic on the retail and broader markets, the ongoing weakness of the credit markets and significant uncertainties associated with each of these matters, CBL and the Operating Partnership believe that there is substantial doubt that they will each continue to operate as a going concern within one year after the date their condensed consolidated financial statements are issued. Since the Operating Partnership’s senior secured credit facility and the Notes are secured by 17 malls and 3 associated centers that are owned by the Combined Guarantor Subsidiaries, the Combined Guarantor Subsidiaries believe that there is substantial doubt that they will continue to operate as a going concern within one year after the date their condensed combined financial statements are issued. The accompanying condensed combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the condensed combined financial statements do not reflect any adjustments related to the recoverability of assets and satisfaction of liabilities that might be necessary should the Combined Guarantor Subsidiaries be unable to continue as a going concern ..

Note 2 – Summary of Significant Accounting Policies

Accounting Guidance Adopted

Description	Date Adopted & Application Method	Financial Statement Effect and Other Information
Accounting Standards Update (“ASU”) 2016-13, Measurement of Credit Losses on Financial Instruments	January 1, 2020 - Prospective

The guidance replaces the current incurred loss impairment model, which reflects credit events, with a current expected credit loss model, which recognizes an allowance for credit losses based on an entity's estimate of contractual cash flows not expected to be collected.

The Combined Guarantor Subsidiaries have determined that the guarantees, mortgage and other notes receivable and receivables within the scope of ASC 606 fall under the scope of this standard. The adoption of this guidance did not have a material impact on the Combined Guarantor Subsidiaries' condensed combined financial statements or disclosures.

ASU 2018-13, Fair Value Measurement	January 1, 2020 - Prospective

The guidance eliminates, adds and modifies certain disclosure requirements for fair value measurements. Entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and 2 of the fair value hierarchy, but public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements.

The adoption of this guidance did not have a material impact on the Combined Guarantor Subsidiaries' condensed combined financial statements or disclosures.

Accounting Guidance Not Yet Adopted
Description	Financial Statement Effect and Other Information
Lease Modification Q&A

In April 2020, the FASB issued a question-and-answer document (the “Lease Modification Q&A”) focused on the application of lease accounting guidance related to lease concessions provided as a result of COVID-19. Under existing lease guidance, the Combined Guarantor Subsidiaries would have to determine, on a lease by lease basis, if a lease concession was the result of a new arrangement reached with the tenant (treated withi n the lease modification accounting framework) or if a lease concession was under the enforceable rights and obligations within the existing lease agreement (precluded from applying the lease modification accounting framework). The Lease Modification Q&A clarifies that entities may elect to not evaluate whether lease-related relief that lessors provide to mitigate the economic effects of COVID-19 on lessees is a lease modification under Topic 842, Leases. Instead, an entity that elects not to evaluate whether a concession directly related to COVID-19 is a modification can then elect whether to apply the modification guidance (i.e. assume the relief was always contemplated by the contract or assume the relief was not contemplated by the contract). Both lessees and lessors may make this election. The Combined Guarantor Subsidiaries are evaluating their election on a disaggregated basis, with such election applied consistently to leases with similar characteristics and similar circumstances. The future impact of the Lease Modification Q&A is dependent upon the extent of lease concessions granted to tenants as a result of COVID-19 in future periods and the elections made by the Combined Guarantor Subsidiaries at the time of entering into such concessions.

The Combined Guarantor Subsidiaries are evaluating the impact that this update may have on their condensed combined financial statements and related disclosures.

Carrying Value of Long-Lived Assets

The Com bined Guarantor Subsidiaries evaluate their real estate assets for impairment indicators whenever events or changes in circumstances indicate that recoverability of their investment in the asset is not reasonably assured. Furthermore, this evaluation is conducted no less frequently than quarterly, irrespective of changes in circumstances. The prolonged outbreak of the COVID-19 pandemic has resulted in sustained closure of the Com bined Guarantor Subsidiaries ’ properties as well as the cessation of the operations of certain of their tenants , which will likely result in a reduction in the revenues and cash flows of their properties due to the adverse financial impacts on their tenants , as well as other sources of income generated by their properties. In addition to reduced revenues generated as a result of the COVID-19 outbreak, the Com bined Guarantor Subsidiaries ability to obtain sufficient financing for such properties may be impaired as well as their ability to lease or re-lease properties as a result of worsening market and economic conditions resulting from the COVID-19 pandemic.

As of March 31, 2020, the Combined Guarantor Subsidiaries’ evaluation of impairment considered their estimate of cash flow declines caused by the COVID-19 pandemic, but their other assumptions, including estimated hold period, were generally unchanged given the highly uncertain environment. The worsening of estimated future cash flows due to a change in the Combined Guarantor Subsidiaries’ plans, policies, or views of market and economic conditions as it relates to one or more of their properties adversely impacted by the COVID-19 pandemic could result in the recognition of substantial impairment charges imposed on their assets which could adversely impact their financial results. For the period ended March 31, 2020, the Combined Guarantor Subsidiaries did not record impairment charges.

Note 3 – Revenues

Revenues

The following table presents the Combined Guarantor Subsidiaries' revenues disaggregated by revenue source:

	Three Months Ended March 31,
	2020	2019
Rental revenues (1)	$63,831	$71,272
Revenues from contracts with customers (ASC 606):
Operating expense reimbursements (2)	1,071	1,151
Marketing revenues (3)	390	437
	1,461	1,588

Other revenues	135	132
Total revenues (4)	$65,427	$72,992

(1)

Revenues from leases that commenced subsequent to December 31, 2018 are accounted for in accordance with ASC 842, Leases , whereas all leases existing prior to that date are accounted for in accordance with ASC 840.

(2)

Includes $1,046 in the Malls segment and $25 in the All Other segment for the three months ended March 31, 2020. Operating expense reimbursements solely relate to the Malls segment for the three months ended March 31, 2019.

(3)	Marketing revenues solely relate to the Malls segment for all periods presented. See description below.
(4)	Sales taxes are excluded from revenues.

See Note 9 for information on the Combined Guarantor Subsidiaries' segments.

Revenue from Contracts with Customers

Expected credit losses

During the three months ended March 31, 2020, the Combined Guarantor Subsidiaries individually evaluated tenant receivables within the scope of ASC 606, of which a significant portion are short term. Based on this information and the quarterly analysis of the tenant receivables, the Combined Guarantor Subsidiaries wrote off $107 that was deemed uncollectable related to this class of receivables for the three months ended March 31, 2020.

Outstanding Performance Obligations

The Combined Guarantor Subsidiaries have outstanding performance obligations related to certain noncancellable contracts with customers for which they will receive fixed operating expense reimbursements for providing certain maintenance and other services as described above. As of March 31, 2020, the Combined Guarantor Subsidiaries expect to recognize these amounts as revenue over the following periods:

Performance obligation	Less than 5 years	5-20 years	Over 20 years	Total
Fixed operating expense reimbursements	$12,297	$24,340	$33,576	$70,213

The Combined Guarantor Subsidiaries evaluate performance obligations each period and make adjustments to reflect any known additions or cancellations. Performance obligations related to variable consideration, which is based on sales, are constrained.

Note 4 – Leases

Lessor

The components of rental revenues are as follows:

	Three Months Ended March 31,
	2020	2019
Fixed lease payments	$54,655	$60,247
Variable lease payments	9,176	11,025
Total rental revenues	$63,831	$71,272

Note 5 – Fair Value Measurements

The Combined Guarantor Subsidiaries have categorized financial assets and financial liabilities that are recorded at fair value into a hierarchy in accordance with ASC 820, Fair Value Measurements and Disclosure , ("ASC 820") based on whether the inputs to valuation techniques are observable or unobservable.  The fair value hierarchy contains three levels of inputs that may be used to measure fair value as follows:

Level 1 –	Inputs represent quoted prices in active markets for identical assets and liabilities as of the measurement date.
Level 2 –

Inputs, other than those included in Level 1, represent observable measurements for similar instruments in active markets, or identical or similar instruments in markets that are not active, and observable measurements or market data for instruments with substantially the full term of the asset or liability.

Level 3 –

Inputs represent unobservable measurements, supported by little, if any, market activity, and require considerable assumptions that are significant to the fair value of the asset or liability.  Market valuations must often be determined using discounted cash flow methodologies, pricing models or similar techniques based on the Combined Guarantor Subsidiaries' assumptions and best judgment.

The asset or liability's fair value within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Under ASC 820, fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability in an orderly transaction at the measurement date and under current market conditions. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs and consider assumptions such as inherent risk, transfer restrictions and risk of nonperformance.

Fair Value Measurements on a Recurring Basis

The carrying values of cash and cash equivalents, receivables, accounts payable and accrued liabilities are reasonable estimates of their fair values because of the short-term nature of these financial instruments.  Based on the interest rates for similar financial instruments, the carrying value of the note receivable is a reasonable estimate of fair value.  The estimated fair value of mortgage notes payable was $204,785 and $202,772 at March 31, 2020 and December 31, 2019, respectively.  The fair value was calculated using Level 2 inputs by discounting future cash flows for mortgage notes payable using estimated market rates at which similar loans would be made currently.

Note 6 – Mortgage Notes Payable, Net

Mortgage notes payable, net, consisted of the following:

	Interest Rate (1)	Maturity Date	March 31, 2020	December 31, 2019
Property
Greenbrier Mall (2)	5.41%	Dec-19	$64,501	$64,801
Park Plaza	5.28%	Apr-21	77,577	78,339
Arbor Place	5.10%	May-22	106,239	106,851
Total mortgage notes payable	5.23%		248,317	249,991
Unamortized deferred financing costs			(94)	(112)
Total mortgage notes payable, net			$248,223	$249,879

(1)	Weighted-average interest rate includes the effect of debt premiums and discounts, but excludes amortization of deferred financing costs.
(2)	The non-recourse loan is in default. The default interest rate is an additional 3.00% above the stated interest rate.

Scheduled Principal Payments

As of March 31, 2020, the scheduled principal amortization and balloon payments of the Combined Guarantor Subsidiaries' mortgage notes payable, excluding extensions available at the Combined Guarantor Subsidiaries' option, are as follows:

2020 (1)	$4,200
2021	77,844
2022	101,772
183,816
Unamortized deferred financing costs	(94)
Principal balance of loan secured by Greenbrier Mall	64,501
Total mortgage notes payable, net	$248,223

(1)	Reflects payments for the fiscal period April 1, 2020 through December 31, 2020.

The Combined Guarantor Subsidiaries' mortgage notes payable had a weighted-average maturity of 1.1 years as of March 31, 2020 and 1.4 years as of December 31, 2019.

Financial Covenants and Restrictions

Each of the mortgage notes payable are subject to certain financial covenants under the respective loan agreements. The applicable Guarantor Properties were in compliance with all financial covenants as of March 31, 2020, except as it relates to Park Plaza and Greenbrier Mall. Park Plaza has failed to meet the required minimum net operating income, as defined in the agreement, and as a result, the lender retains excess cash flow until such time the required minimum net operating income is met for two consecutive calendar quarters. Greenbrier Mall failed to retire its mortgage note payable at the scheduled maturity date and the lender has placed the loan in default.

Note 7 – Mortgage and Other Notes Receivable

Each of the mortgage notes receivable is collateralized by a first mortgage. Other note receivable includes an amount due from a government sponsored district for reimbursable costs pursuant to an agreement with the district. The Combined Guarantor Subsidiaries review the mortgage and other notes receivable to determine if the balances are realizable based on factors affecting the collectability of those balances. Factors may include credit quality, timeliness of required periodic payments, past due status and management discussion with obligors. Mortgage and other notes receivable consist of the following:

		As of March 31, 2020		As of December 31, 2019
	Maturity Date	Interest Rate	Balance	Interest Rate	Balance
Mortgages:
The Promenade (1)(2)	June 2020	5.00%	$47,514	5.00%	$47,514
Hamilton Corner (1)	Aug 2020	5.67%	14,295	5.67%	14,295
The Terrace (1)	June 2020	7.25%	11,977	7.25%	11,977
			73,786		73,786

Other Note Receivable:
Community improvement district	Aug 2028	5.25%	—	6.75%	1,230
			$73,786		$75,016

(1)

The mortgaged property is owned by an entity that is controlled by the Operating Partnership and included in the Operating Partnership's condensed consolidated financial statements. The mortgage note receivable is interest only.

(2)	The note was amended subsequent to March 31, 2020 to extend the maturity date. See Note 12 for additional information.

Expected credit losses

The Combined Guarantor Subsidiaries applied the zero-loss expectation exception to their mortgage receivables because, even in the case of default by the borrower, a loss would not be expected based on the value of the property that serves as collateral for each mortgage. During the three months ended March 31, 2020, the Combined Guarantor Subsidiaries evaluated the current and potential future fair values of the properties secured as collateral against each mortgage receivable, as well as taking in account their historical loss experience with similar assets. Based on this information, the Combined Guarantor Subsidiaries did not record a credit loss for this class of receivables for the three months ended March 31, 2020.

During the three months ended March 31, 2020, the Combined Guarantor Subsidiaries assessed their other note receivable factoring in credit quality indicators such as collection experience and future expectations of performance to determine whether a credit loss should be recorded. Based on this information, the Combined Guarantor Subsidiaries wrote off the $1,230 note receivable ..

Note 8 – Related Party Transactions

The Combined Guarantor Subsidiaries are party to management agreements with CBL & Associates Management, Inc. (“CBL Management”), which is controlled by the Operating Partnership, to manage the Guarantor Properties. The agreements provide that the Guarantor Properties pay management fees equal to a percentage of gross revenues as defined by the respective management agreements. The management fee percentage ranges from 2.5% to 3.5% based on the agreements. Within property operating expenses, management fee expense was $1,368 and $1,491 for the three months ended March 31, 2020 and 2019, respectively.

Amounts payable to CBL Management for management fees were $76 and $394 as of March 31, 2020 and December 31, 2019, respectively.

The Combined Guarantor Subsidiaries have mortgage notes receivable with entities under common control totaling $73,786 as of March 31, 2020 and December 21, 2019, respectively. See Note 7 for more information. Interest income earned under the notes receivable were $1,014 and $959 for the three months ended March 31, 2020 and 2019, respectively.

Note 9 – Segment Information

The Combined Guarantor Subsidiaries measure performance and allocate resources according to property type, which is determined based on certain criteria such as type of tenants, capital requirements, economic risks, leasing terms, and short and long-term returns on capital. Rental income and tenant reimbursements from tenant leases provide the majority of revenues from all segments.

Information on the Combined Guarantor Subsidiaries' segments is presented as follows:

Three Months Ended March 31, 2020	Malls	All Other (1)	Total
Revenues	$63,045	$2,382	$65,427
Property operating expenses (2)	(21,390)	(606)	(21,996)
Interest expense	(3,772)	—	(3,772)
Segment profit	$37,883	$1,776	39,659
Depreciation and amortization expense			(21,864)
Interest and other income			1,040
Net income			$18,835
Capital expenditures (3)	$7,303	$625	$7,928

Three Months Ended March 31, 2019	Malls	All Other (1)	Total
Revenues	$70,400	$2,592	$72,992
Property operating expenses (2)	(22,169)	(596)	(22,765)
Interest expense	(3,985)	—	(3,985)
Segment profit	$44,246	$1,996	46,242
Depreciation and amortization expense			(24,101)
Interest and other income			942
Gain on extinguishment of debt			61,796
Loss on impairment			(22,770)
Net income			$62,109
Capital expenditures (3)	$2,618	$—	$2,618

Total Assets	Malls	All Other (1)	Total
March 31, 2020	$1,498,319	$138,651	$1,636,970

December 31, 2019	$1,519,558	$137,555	$1,657,113

(1)	The All Other category includes associated centers and notes receivable.
(2)	Property operating expenses include property operating, real estate taxes and maintenance and repairs.
(3)	Amounts include acquisitions of real estate assets. Developments in progress are included in the All Other category.

Note 10 – Contingencies

Litigation

On March 20, 2019, the board of directors of CBL, the parent of the Operating Partnership, approved the structure of a settlement of a class action lawsuit filed on March 16, 2016 in the United States District Court for the Middle District of Florida (the “Court”) by Wave Lengths Hair Salons of Florida, Inc. d/b/a Salon Adrian. The CBL entities that were the defendants in the action (and which are responsible for payments under the settlement) are CBL & Associates Properties, Inc., CBL & Associates Limited Partnership, CBL & Associates Management, Inc. and JG Gulf Coast Town Center, LLC (collectively, the “CBL Defendant Entities”). In its action, plaintiff sought unspecified monetary damages as well as costs and attorneys’ fees, based on allegations that the CBL Defendant Entities overcharged tenants at bulk metered malls for electricity. Under the terms of the proposed settlement, the CBL Defendant Entities have denied all allegations of wrongdoing and have asserted that their actions have at all times been lawful and proper. No Combined Guarantor Subsidiary is a CBL Defendant Entity and no Combined Guarantor Subsidiary is responsible for payment of amounts under the above-referenced settlement. The Court granted final approval to the proposed settlement terms on August 22, 2019.

Class members include past and current tenants of certain Guarantor Properties (the “Guarantor Class Subsidiaries”) during the class period, which extended from January 1, 2011 through the date of the Court's preliminary approval of the settlement. Under the terms of the settlement, class members who are past tenants and made a claim pursuant to the Court's order will receive payment of their claims in cash. Class members who are current tenants will receive monthly credits against rents and future charges for a five-year period that will begin at the time set forth in the settlement agreement (the “credit period”). Any amounts under the settlement allocated to tenants with outstanding amounts payable to the Guarantor Class Subsidiaries, the CBL Defendant Entities or any

other affiliate of those entities, including tenants which have declared bankruptcy or declare bankruptcy over the credit period, will first be deducted from the amounts owed to the Guarantor Class Subsidiaries, the CBL Defendant Entities, or any other affiliate of those entities. CBL Defendant Entities will be responsible for directly paying all cash payments that are made to past tenants who have made a claim. CBL Defendant Entities will be responsible for directly funding to the Guarantor Class Subsidiaries an amount equal to any credits that are due to and taken by current tenants of the Guarantor Class Subsidiaries during the credit period. CBL Defendant Entities intend to fund all amounts due to past and current tenants under the settlement such that the Guarantor Class Subsidiaries' cash flows and results of operations are not impacted by the settlement.

The Combined Guarantor Subsidiaries are currently involved in certain other litigation that arises in the ordinary course of business, most of which is expected to be covered by liability insurance. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters using the latest information available. The Combined Guarantor Subsidiaries record a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, the Combined Guarantor Subsidiaries accrue the best estimate within the range. If no amount within the range is a better estimate than any other amount, the Combined Guarantor Subsidiaries accrue the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, the Combined Guarantor Subsidiaries disclose the nature of the litigation and indicate that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, the Combined Guarantor Subsidiaries disclose the nature and estimate of the possible loss of the litigation. Based on current expectations, such matters, both individually and in the aggregate, are not expected to have a material adverse effect on the liquidity, results of operations, business or financial condition of the Combined Guarantor Subsidiaries.

Environmental Contingencies

The Combined Guarantor Subsidiaries evaluate potential loss contingencies related to environmental matters using the same criteria described above related to litigation matters. Based on current information, an unfavorable outcome concerning such environmental matters, both individually and in the aggregate, is considered to be reasonably possible. However, the Combined Guarantor Subsidiaries believe the maximum potential exposure to loss would not be material to results of operations or financial condition.

The Combined Guarantor Subsidiaries have a master insurance policy that provides coverage through 2022 for certain environmental claims up to $10,000 per occurrence and up to $50,000 in the aggregate, subject to deductibles and certain exclusions. At certain locations, individual policies are in place.

Note 11 – Noncash Investing and Financing Activities

The Combined Guarantor Subsidiaries' noncash investing and financing activities were as follows:

	Three Months Ended March 31,
	2020	2019
Additions to real estate assets accrued but not yet paid	$8,785	$2,583
Distribution of properties to owners	—	8,835
Increase (decrease) in lease liabilities arising from right-of-use assets	(10)	490
Transfer of real estate assets in settlement of mortgage debt obligation:
Decrease in real estate assets	—	(60,058)
Decrease in mortgage and other indebtedness	—	115,271
Decrease in operating assets and liabilities	—	8,246
Decrease in intangible lease and other assets	—	(1,663)

Note 12 – Subsequent Events

Subsequent to March 31, 2020, the United States continues to be severely impacted by the COVID-19 pandemic and by the economic effects of government responses, such as “stay-at-home” orders and various restrictions on certain business activities, which have materially disrupted the economy. The Combined Guarantor Subsidiaries have received rent relief requests from a majority of their tenants at their properties, most often in the form of rent deferral requests, as a result of COVID-19. The Combined Guarantor Subsidiaries are evaluating each tenant rent relief request on an individual basis, considering a number of factors. Not all tenant requests will ultimately result in the Combined Guarantor Subsidiaries granting any form of rent or other relief, nor do the Combined Guarantor Subsidiaries plan to forgo their contractual rights under their lease agreements in connection with any such requests. While the Combined Guarantor Subsidiaries are not able to estimate the impact of the COVID-19 pandemic at this time, the pandemic could materially affect their future financial and operational results.

In June 2020, The Promenade note receivable was amended to extend the maturity date to December 2020 ..

The Operating Partnership elected to not make the $11,813 Interest Payment due and payable on June 1, 2020, with respect to the its 5.25% senior unsecured notes due 2023. Under the indenture governing the 2023 Notes, the Operating Partnership has a 30-day grace period to make the Interest Payment before the nonpayment is considered an event of default with respect to the 2023 Notes. Any event of default under the 2023 Notes for nonpayment of the Interest Payment would also be considered an event of default under the Operating Partnership’s senior secured credit facility, which could lead to an acceleration of amounts due under the facility. Further, if the trustee for the 2023 Notes should exercise its right to accelerate the maturity of the full balance owed on the 2023 Notes as a result of such an event of default, that would also constitute an event of default under the Operating Partnership’s 4.60% senior unsecured notes due 2024 and the Operating Partnership’s 5.95% senior notes due 2026, which could lead to the acceleration of all amounts due under those notes. The Operating Partnership has elected to enter the 30-day grace period with respect to the Interest Payment in order to advance discussions with its lenders and explore alternative strategies. The Operating Partnership was notified by the administrative agent of the senior secured credit facility that the failure to make the Interest Payment constitutes a default under the senior secured credit facility and that, if not cured within the applicable 30-day grace period, it will be an event of default under the senior secured credit facility. The Operating Partnership could prevent an event of default if it paid the Interest Payment prior to the expiration of the 30-day grace period or if it reached an alternative arrangement with the holders of the 2023 Notes.